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                                                                       EXHIBIT 3

October 30, 2000

Mr. Gary McGuirk
Robertson Stephens

         Re:      Pre-planned sales of a portion of my Daleen Common Stock

Dear Gary:

         As you know, the Securities and Exchange Commission recently implemented new rules designed to allow affiliates of a company to make regular, pre-planned sales of shares of their affiliated company, even when the affiliate is in possession of material inside information at the time of the sale. This "safe harbor" is only available if the affiliate follows the requirements of new Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, when implementing the sales program. This letter agreement is intended to instruct you to sell a certain number of my shares of Daleen Technologies, Inc. Common Stock in accordance with the provisions of Rule 10b5-1. Such shares will be sold hereunder for my account.

         First, effective upon your acceptance of these instructions, I hereby irrevocably instruct you to sell, each week for the next 26 weeks, 10,000 shares of my Daleen Common Stock, subject to the additional instructions set forth below. Within the guidelines set forth herein, you may use your discretion regarding when and what number of shares you should sell on any given day during each of the 26 weeks. However, if the per share sales price of Daleen Common Stock is at or above $15.00, you will sell an additional 10,000 shares (the "Extra Shares") in that week at or above such price, for a total of 20,000 shares for that week. In addition, you will not sell any shares at or below the per share sale price of $3.00. Notwithstanding the foregoing, you will not sell more than 210,000 shares of Daleen Common Stock during any three-month period. Further, you will effect the sales in accordance with the requirements of Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and provide me written notice of each sale promptly after the sale.

         You will not discuss your intentions, actions or plans with respect to the execution of the foregoing with me during the entire 26-week period. As you know, if you become aware of material inside information regarding Daleen Technologies, you will not be able to make the discretionary decisions you are required to make pursuant to this letter. Should you become aware of such information, you are hereby instructed to appoint another registered representative within Robertson Stephens, who is not aware of any material inside information with respect to Daleen Technologies, to execute my instructions under this letter.

         If you have any questions, please call me to discuss them prior to accepting the instructions in this letter. If you agree to carry out the instructions I have set forth above, please indicate such by signing this letter in the space provided below and returning it to me as soon as possible.

                                     Sincerely,

                                     /s/ James Daleen

                                     James Daleen
                                     J.D. Investment Company Limited Partnership

Acknowledged and Accepted,
this 31st day of October, 2000.

/s/ Gary McGuirk
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Gary McGuirk